CUSIP No. 00002 75591


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. 1-Final)*

                      AMERICAN MOBILE SYSTEMS INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   00002 75591
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                 Executive Vice President and General Counsel
                            Tele-Communications, Inc.
                      5619 DTC Parkway, Englewood, CO 80111
                                 (303) 267-4800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

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CUSIP No. 00002 75591

                                                              Page 2 of 5 Pages
- -------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  TELE-COMMUNICATIONS, INC.
                  84 - 1260157
- -------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                        (a) / /
                                                                        (b) / /
- -------------------------------------------------------------------------------
         (3)      SEC Use Only
- -------------------------------------------------------------------------------
         (4)      Source of Funds
                  AF
- -------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)
                                                / /
- -------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization
                  Delaware
- -------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                  -0- Shares
Shares Bene-               ----------------------------------------------------
 ficially         (8)      Shared Voting Power                -0-
 Owned by                  ----------------------------------------------------
Each Report-      (9)      Sole Dispositive Power             -0- Shares
ing Person                 ----------------------------------------------------
   With           (10)     Shared Dispositive Power
                                                              -0-
- -------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              -0- Shares
- -------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                / /
- -------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                                                              -0- %
- -------------------------------------------------------------------------------
         (14)      Type of Reporting Person
                           HC

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CUSIP No. 00002 75591


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                             (Amendment No. 1-Final)

                                  Statement of

                            TELE-COMMUNICATIONS, INC.


                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                      AMERICAN MOBILE SYSTEMS INCORPORATED
                          (Commission File No. 0-14002)

            ---------------------------------------------------------

         Tele-Communications, Inc., a Delaware corporation, no longer being a mandated filer pursuant to Section 13(d) of the Act (see Items 2 and 5, below) does now hereby finally amend its above Statement. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.


ITEM 1.  Security and Issuer

                  The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by American Mobile Systems Incorporated, a Delaware corporation (the "Issuer" or the "Company"), which has its principal executive offices at 21160 Califa St., Woodland Hills, California 91367.


ITEM 2.  Identity and Background

                  On July 28, 1995, at a Special Meeting of Stockholders of the Issuer, there was approved and adopted an Agreement and Plan of Merger, dated as of April 25, 1995 (as amended), by and among the Issuer, or the Company, American Mobile Systems, Incorporated ("AMS"), NEXTEL Communications, Inc. ("Nextel") and Mobile Communications of Florida, Inc. ("MCF"), pursuant to which, among other things, (i) MCF merged with and into AMS, with the result that (effective on July 31, 1995) AMS became a wholly owned subsidiary of Nextel, and (ii) each outstanding share of AMS Common Stock (other than those held by Nextel or by AMS in its treasury) was converted into the right to receive (subject to certain possible adjustments) 0.62 of a share of Nextel Class A Common Stock, par value $.001 per share. The foregoing summary is hereby qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of AMS and the Prospectus of Nextel heretofore filed on June 21, 1995, by said parties as part of Registration Statement No. 33-60421 (on Form S-4) which, as amended, was ordered effective on June 28, 1995, and which are incorporated herein by this reference and so filed herewith (see Item 7).



                               Page 3 of 5 Pages

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CUSIP No. 00002 75591


                  This Final Amendment is being filed by the Reporting Person because it is no longer the beneficial owner of more than five percent of any of the securities referred to in Item 1. Information required to be disclosed in this Item 2 concerning each director and executive officer of the Reporting Person is no longer believed to be applicable hereto.


ITEM 3.  Source and Amount of Funds or Other Consideration

                  Because the Reporting Person is no longer the beneficial owner of more than five percent of any of the securities referred to in Item 1, the information required to be disclosed by the Reporting Person in this Item 3 concerning the source and amount of funds or other consideration is no longer believed to be applicable hereto.


ITEM 4.  Purpose of Transaction

                  Because the Reporting Person is no longer the beneficial owner of more than five percent of the securities referred to in Item 1, the information required to be disclosed in this Item 4 by the Reporting Person concerning any present plans or proposals which relate to securities of the Company, or would involve the Company, is no longer believed to be applicable hereto.


ITEM 5.  Interest in Securities of the Issuer

                  (a) As described in Item 2, hereof, the Reporting Person presently beneficially owns none of the securities of the Company described in
Item 1 hereof.

                  (b)      No longer applicable.

                  (c)      No longer applicable.

                  (d)      No longer applicable.

                  (e) The date the Reporting Person ceased to be the beneficial owner of any of the Issuer's securities described in Item 1 hereof is July 31, 1995.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the securities of the Company in or under which the Reporting Person has any beneficial interest.


ITEM 7.  Material to be Filed as Exhibits

         A. Registration Statement on Form S-4, filed by NEXTEL Communications, Inc. on June 21, 1995 and thereafter amended and ordered effective June 28, 1995, under Commission File No. 33-60421, which is hereby incorporated by this reference.



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CUSIP No. 00002 75591


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  July 31, 1995                           TELE-COMMUNICATIONS, INC.



                                               By: /s/ STEPHEN M. BRETT
                                                   ----------------------------
                                                   Stephen M. Brett
                                                   Executive Vice President and
                                                   General Counsel



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